SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL GERAÇÃO E TRANSMISSÃO S.A.

(Companhia Aberta)

Corporate Taxpayer’s ID (CNPJ/MF): 04.370.282/0001-70

Company Registry (NIRE): 41300019240

ADMINISTRATION PROPOSAL FOR THE GENERAL ASSEMBLY OF DEBENTURE HOLDERS OF THE 4th (FOURFH) ISSUE OF SIMPLE, NON-CONVERTIBLE DEBENTURES INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES AND WITH ADDITIONAL GUARANTEES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED DISTRIBUTION EFFORTS, OF COPEL GERAÇÃO E TRANSMISSÃO S.A.

Debenture Holders,

The management of COPEL GERAÇÃO E TRANSMISSÃO S.A., a limited liability company, with registration as a publicly-held company before the Brazilian Securities and Exchange Commission (“CVM”), headquartered in the City of Curitiba, State of Paraná, at Rua José Izidoro Biazetto, no. 158, Bloco A, Mossungue, CEP 81200-240, registered in the National Register of Legal Entities of the Ministry of Economy under no. 04.370.282 / 0001-70, presents the following proposal to be analyzed and discussed with you, meeting in a general meeting of debenture holders of the 4th (Fourth) issue of simple debentures, not convertible into shares, unsecured, with additional personal guarantee, in a single series, for public distribution, with restricted efforts, of Copel Geração e Transmissão SA, signed on July 17, 2018 (“Deed of Issue”) between Copel Geração e Transmissão SA (“Company”), Pentágono SA Distribuidora de Titulos e Valores Mobiliários (“Fiduciary Agent”) and Companhia Paranaense de Energia - COPEL (“Garantidora”), to be held at the first call on September 11, 2020, at 10:00 am, by exclusively digital medium, through the “Microsoft Teams” platform:

(i) The prior consent for the sale of the share control of Copel Telecomunicações S.A. by the Guarantor ("Operation"), as provided for in clause 7.1, "(i)" and "(j)" of the Issue Deed.

This is a proposal for discussion about the prior consent of the Debenture Holders for the eventual implementation of the Transaction, due to clause 7.1 "(i)" and "(j)" of the Deed of Issue. The Company's management proposes the approval of the resolution, in order to guarantee the prior consent of the Debenture Holders to carry out the Transaction.

(ii) In case of approval of item (i) above, approve the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Deed of Issue, as a result of the implementation of the Transaction or even, due of eventual default or early maturity of other debts of the Company, the Guarantor and / or its subsidiaries in connection with the implementation of the Transaction, according to clause 7.1, items (f) and (g) of the Issue Deed.

If the resolution contained in item (i) of the Agenda is approved by the Debenture Holders, a discussion is proposed on the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Deed of Issue, as a result of the implementation of the Transaction or, also, due to possible default or early maturity of other debts of the Company, the Guarantor and / or its subsidiaries in connection with the implementation of the Transaction, according to clause 7.1, items “(f)” and “( g) ”of the Issue Deed. The Company's management proposes the approval of the resolution, in order to guarantee the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Deed of Issue, as a result of the implementation of the Transaction or even, in reason for possible default or early maturity of other debts of the Company, the Guarantor and / or its subsidiaries in connection with the implementation of the Transaction.

(iii) Authorization for the Company and the Fiduciary Agent to jointly perform any and all acts and sign any and all documents necessary for the purpose of formalizing the resolution described in items (i) and (ii) above, if approved.

In the event of approval of items (i) and (ii) contained in the Order of the Day, Debenture Holders shall resolve on the authorization for the Company and the Fiduciary Agent to jointly perform any and all acts and sign any and all necessary documents for the purpose of formalizing the resolutions described in said items. The Company's management proposes the approval of the resolution, in order to allow the practice, by the Company and the Fiduciary Agent, together, any and all acts and sign any and all documents necessary for the purposes of formalizing the resolutions described in items (i) and (ii) the Agenda, if approved.

As it was for the moment, the Company's management submits this proposal to the appreciation of the Debenture Holders.

.

The Administration

COPEL GERAÇÃO E TRANSMISSÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 27, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.